June 29, 2020

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Skillful Craftsman Education Technology Limited

Registration Statement on Form F-1 (File No. 333-237815)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), the undersigned, as underwriter of the proposed offering, hereby joins the request of Skillful Craftsman Education Technology Limited that the effective date of the above-referenced Registration Statement on Form F-1 be declared effective at 4:30 p.m. (Washington, D.C. time) on June 30, 2020, or as soon as practicable thereafter.

In connection with this acceleration request and pursuant to Rule 460 under the Securities Act, please be advised that there will be distributed to each underwriter or dealer, who is reasonably anticipated to be invited to participate in the distribution of the securities, as many copies, as well as “e-red” copies of the preliminary prospectus, as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

The undersigned confirms that it has complied with and will continue to comply with, and it has been informed or will be informed by participating dealers that they have complied with or will comply with, Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above-referenced issue.

Sincerely,

The Benchmark Company, LLC

By: /s/ Michael S. Jacobs
Name:	Michael S. Jacobs
Title:	MD/Head of Equity Capital Markets